February 7, 2023

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	X-Square Balanced Fund, File Nos. 333- 229217 and 811-23417

Dear Ms. DiAngelo Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone on December 5, 2022 regarding the X-Square Balanced Fund’s (the “Registrant”) annual report (the “Annual Report”) which was filed with the SEC on Form N-CSR on March 2, 2022 and the Registrant’s Form N-CEN, which was filed with the SEC on March 11, 2022. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

FORM N-CEN

1.	Comment. Item B.22 was checked yes, indicating a NAV error, please describe the nature and circumstances of the error, associated internal control implications, mitigating action and amount reimbursed, if any. If any amounts have been reimbursed, please explain why that wasn’t disclosed in the financial statement.

Response: From June 30, 2021 – July 6, 2021, the NAVs were misstated for the X-Square Balanced Fund. The Fund declared an ordinary income distribution with an ex-date of June 30, 2021 which was not accounted for. After being notified by the advisor of the error on July 7, 2021, the error was corrected and revised NAVs disseminated.

2.	Comment. Please explain why Item C.4 was answered “No”. The Staff notes that while Item C.4. of the N-CEN was checked “No”, indicating the Registrant is not non-diversified, other disclosures identify the Registrant as non-diversified.

Response: Per most recent filings, the Fund was identified as “non-diversified”. Item C.4 should have been marked “YES” and will be appropriately completed in future filings.

3.	Comment: Please explain why Item C.21 was not answered.

Response: Item C.21 was not answered in error. This item should have been marked as “No” and will be completed in future filings.

FORM N-CSR

4.	Comment. As a reminder, Form N-CSR was recently updated to include Items 4(i) and 4(j). Please confirm that those items were not applicable and ensure to use the updated Form N-CSR going forward.

Response: Items 4(i) and 4(j) were not applicable and will be appropriately completed in future filings.

5.	Comment. On page 6 of the Shareholder Report, under “Disclosure of Fund Expenses,” please reference sales loads in the first paragraph going forward pursuant to Form N-1A, Item 27(d)(1) instruction 1(b).

Response: The appropriate references to sales loads will be provided for in future filings.

6.	Comment. On page 11 of the Shareholder Report, disclose any open payable to Trustees or confirm in correspondence that there were none. Reference is made to Regulation S-X 6-05(2) and Regulation S-X 6-03(1).

Response: There was no such amounts payable to the Trustees.

7.	Comment. On page 15 in footnote (d) to the Financial Highlights, disclose that sales loads are not reflected in total return. Reference is made to Form N-1A, Item 13, instruction 3(b).

Response: The footnote will be revised in future filings to indicate that sales loads are not reflected in total return.

8.	Comment. Disclose the class allocation methodology for income, realized and unrealized gains or losses in future filings. Reference is made to FASB ASC 946-235-50-2.

Response: Future filings will include the following disclosure:

The Fund’s income, expenses (other than class specific service and distribution fees), and realized and unrealized gains and losses are allocated proportionately each day based upon the relative net assets of each class.

9.	Comment. In the notes to financial statements, disclose the accounting policies related to foreign currency translation and also include the disclosure requirements of FASB ASC 946-830-50. In particular, with respect to foreign currency, disclose whether or not the Registrant isolates the results from the movements in the price with the exchange rate.

Response: Future filings will include the following disclosure:

Foreign Currency Translation – The books and records of the Fund are maintained in U.S. dollars. Investment valuations and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Prevailing foreign exchange rates may be generally obtained at the close of the NYSE (normally, 4:00 p.m. EST).

10.	Comment. On page 27 of the Shareholder Report under “Board Consideration and Approval of the Investment advisory Contract – Breakpoints and Economies of Scale”, in future filings, include more specific detail in this section related to the comparison of fund expenses.

Response: Future filings will provide for a more fulsome discussion of the board’s considerations with respect to comparison of fund expenses.

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If you have any questions or additional comments, please call Andrew Davalla at 614.469.3353.

Sincerely,

Andrew Davalla